

FOR IMMEDIATE RELEASE
April 22, 2008

RathGibson Continues to Strengthen Management Team

Lincolnshire, IL – In their ongoing commitment to supply customers with the best products available, RathGibson, a leading manufacturer of welded, welded and drawn, and seamless stainless steel, nickel, and titanium tubing, has announced the addition of five new members to their management team.

Michael Schwartz is RathGibson's new President and Chief Operating Officer. A graduate of Iowa State University with a BS in Mechanical Engineering, Mr. Schwartz has extensive experience in operations including the development of enhanced customer service and delivery systems. His considerable talents will be utilized to maximize manufacturing and distribution processes to forge an even stronger alignment between operations and sales to improve responsiveness to our valued customers. Mr. Schwartz will be based in the Lincolnshire office, and will report to Mr. Harley Kaplan, Chairman and Chief Executive Officer.

The new Vice President of Business Development, also based in Lincolnshire, is Matthew Bernstein. He will be responsible for the thorough analysis of current markets and future industry needs setting strategic direction with new products and services. After earning honors as an undergraduate at Duke University, Mr. Bernstein went on to receive an MBA from Harvard. His vast manufacturing management experience includes major improvements in product quality and the development of value-added products and services. Mr. Bernstein will also report to Mr. Harley Kaplan, Chairman and Chief Executive Officer.

John Fortin has joined RathGibson as Vice President General Manager of the Janesville, Wisconsin facility. Mr. Fortin earned his degree in Mechanical Engineering from Columbia University and a Masters of Aeronautical Engineering from the University of Cincinnati. Mr. Fortin has many years of experience in industrial manufacturing in Design Engineering, Manufacturing Engineering, and Operations Management, with specific expertise driving continuous process improvement using Lean Manufacturing techniques. As the VP/GM for the Janesville factory, he will be overseeing the day-to-day operations, as well as providing the leadership to continuously increase the operating performance in fulfilling customer expectations with the production of RathGibson's straight length products. Mr. Fortin will report to Mr. Michael Swartz, President and Chief Operating Officer.

John Sinks is RathGibson's new Vice President of Sales and Marketing, Energy Products. Having earned his degree in Industrial Engineering from Purdue University and Masters of Management from Northwestern University, Mr. Sinks' experience includes developing global markets for industrial products, including management of strategic accounts and new business development. Mr. Sinks will be based in North Branch, New Jersey. Mr. Sinks will report to Mr. Michael Swartz, President and Chief Operating Officer.

RathGibson's new Quality Manager of the Metallurgical Laboratory in North Branch, New Jersey is Steve Baryschpolec. Mr. Baryschpolec earned his bachelor's degree in Business and Finance from Allentown College in Pennsylvania before accumulating twenty-five years of experience in quality systems management, operations and manufacturing, and project management. His duties include implementing business management systems, as well as interfacing directly with customers. Mr. Baryschpolec will report to Mr. Jeff Nelb, Vice-President and General Manager, North Branch.

RathGibson is a worldwide manufacturer of highly engineered stainless steel, nickel, and titanium tubing for diverse industries such as chemical, petrochemical, power generation, energy - oil and gas, food, beverage, pharmaceutical, biopharmaceutical, medical, biotechnology, and general commercial. RathGibson's corporate headquarters are located close to Chicago in Lincolnshire, Illinois. Manufacturing locations include: Janesville, Wisconsin, North Branch, New Jersey, Clarksville, Arkansas (Greenville Tube), and Marrero, Louisiana (Mid-South Control Line). In addition to the sales offices in Janesville and North Branch, RathGibson also has strategically placed sales offices in Houston, TX; Shanghai, China; Manama, Bahrain; Knoxfield, Australia; and Seoul, Korea. For more information about RathGibson and Greenville Tube products, please visit www.RathGibson.com, www.GreenvilleTube.com, and www.ControlLine.com.